DYNAMIC APPLICATIONS CORP.
14 Menachem Begin Street
Ramat Gan, Israel 52700

February 13, 2013

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Jay Mumford, Staff Attorney
RE: Dynamic Applications Corp.

File No. 000-54856

Amendment No. 1 to Registration Statement on Form 10
Filed on November 21, 2012

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated December 17, 2012, with respect to the above-referenced Exchange Act filing of Dynamic Applications Corp. (the “Company”). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Comment 1. Given your financial statement Notes which say that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Because you state that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response 1. We have added under subheading “Our Filing Status as an “Emerging Growth Company,” as Defined in the JOBS Act, and our Available financial Reporting Exemptions” disclosure related to the JOBS Act and being an Emerging Growth Company.

We have included additional risk factors under subheading “Risk Related to Our Common Stock” related to the JOBS Act as follows:

We are an “emerging growth company” under the recently enacted JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We qualify as an “emerging growth company” under the recently enacted JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, among other things, we will not be required to have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of SOX.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act , which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Until such time, however, because the JOBS Act has only recently been enacted, we cannot predict whether investors will find our stock less attractive because of the more limited disclosure requirements that we may be entitled to follow and other exemptions on which we are relying while we are an “emerging growth company.” If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Notwithstanding the above, we are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time are we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are permitted to provide more simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of SOX requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; are not required to conduct say-on-pay and frequency votes until annual meetings occurring on or after January 21, 2013; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports, rather than three years.  Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

This election allows us to delay the adoption of new or revised accounting standards that have different and/or delayed effective dates for public and private companies until those standards apply to private companies. As a result of this election our financial statements may not be comparable to companies that comply with public company effective dates. The existing scaled executive compensation disclosure requirements for smaller reporting companies will continue to apply for so long as the Company is an emerging growth company, regardless of whether the Company remains a smaller reporting company.

General Background, page 1

Comment 2. Please provide us support for your disclosure that your patent is “world-wide.”

Response 2. We have deleted the disclosure that the patent is world-wide.

Comment 3. Please disclose the amount you paid to acquire the patent. Also, with a view toward disclosure, please tell us the business of Appelfeld Zer Fisher and whether you conducted any research into the expertise of inventor of the technology or the extent to which prior owners of the technology attempted to develop or test it. Also tell whether you or your affiliates have any involvement with any other company that purchased a patent from Appelfeld Zer Fisher or its affiliates; address in your response (1) the name of each company that that purchased the patents from Appelfeld Zer Fisher or its affiliates, (2) whether each such company registered securities under Section 12 of the Exchange Act and (3) whether those companies successfully commercialized the patent or abandoned the patent for another business.

Response 3. We have included additional disclosure under subheading “Patent Transfer and Sale Agreement with Appelfeld Zer Fisher” under Item 1. Description of Business in response to this comment. Appelfeld Zer Fisher is a law firm in Ramat Gan, Israel that specializes in intellectual property law including drafting, filing and prosecution patents.

Comment 4. Please explain clearly the operation of an “electromagnetic percussion device with a striking piston made of a single monolithic block” and the significance of the reversal of the “positions of the electromagnetic coil and electromagnetically active body.” It is unclear how the device could be used as a cutting tool and also a magnet or coil as you mention in Item 2. Include in your disclosure an explanation of the steps you have taken to develop the product and when those steps occurred. Also disclose the hurdles that remain before the product can be sold. For example, although we note your disclosure in Item 2 that you have not developed a “fully operational” prototype, it is unclear whether any progress has been made toward developing the product. If so, when? We note that you registered a securities offering in 2008 to obtain funds for prototype development. If you have not yet been able to develop the product, please tell us what has changed that leads you to reasonably believe you can develop the product now.

Response 4. A typical electromagnetic percussion machine includes a hollow housing with an electromagnetic coil through which a piston is reciprocated. The piston periodically impacts an instrument, such as a suitable chisel-like member, which extends beyond the housing. The device comprises a percussion tool which can be driven by an electromagnetic coil and is used to create code impressions. The driving movement is performed against the force of a drawback device. A positioning device can be displaced along the two axis perpendicularly to the direction of impact used to position the percussion tool above the desired code positions. For example, a tool-actuating device includes moving slider acting like a hammer. The tool is integral with the terminal part of a housing body. The slider is maintained in a home position by a compression spring and is guided in a tubular element: it is accelerated directly against the tool through a solenoid reel. A vulcanized rubber element is included between the slider and the tool, to avoid magnetic sticking to dampen the impulsive action of the slider on the tool.

Comment 5. Given the status of development of your potential product, please tell us why you believe you have a reasonable basis to state that the technology is more durable and rugged than “previous technologies and/or methods” and that it should address shortcomings of known configurations.

Response 5. We have expanded disclosure under subheading “Improvements as Compared to Previous Electromagnetic Percussion Device” under Item 1. Description of Business” as follows:

Improvements as Compared to Previous Electromagnetic Percussion Device

Prior to impact between the anterior end of piston body 18 and the posterior end of instrument 14, the control unit 40 causes the current in coil 32 to switch direction which decelerates the anteriorly-directed motion of driving member 26. Piston body 18 is unaffected by the switch in current direction and continues anteriorly, creating a small gap between itself and driving member 26 so that at this moment piston body 18 strikes instrument 14. There is no direct contact between piston body 18 and driving member 26. As a result, no impact shock is transmitted from piston body 18 to driving member 26 and thereby reducing wear on driving member 26 and its permanent magnet 30 and increases significantly its useful life and reliability.

Comment 6. Please tell us why you do not describe in this Item 1 the termination of the carbon credit business mentioned in your Form 8-K filed January 15, 2010 and the change in business plan mentioned in Note 1 to your financial statements.

Response 6. We have added a second paragraph under subheading “Termination of Green Biofuels Holding Ltd. Agreement” of Item 1. Business Description containing disclosure related to the termination agreement dated January 12, 2010.

Intellectual Property

Comment 7. Please disclose when the patent expires.

Response 7. We expended disclosure under subheading “Intellectual Property” of Item 1. Business Description to reflect that the patent expires on December 18, 2014.

Recent Developments

Comment 8. Please reconcile your disclosure here that you had 19.8 billion authorized shares with the information in the Certificate of Incorporation filed as an exhibit.

Response 8. The disclosure related to the 500,000,000 authorized shares of common stock is correct. The Company attached exhibit 3.1(b), Certificate of Amendment to the Certificate of Incorporation filed with the State of Nevada on October 19, 2012, to the Form 10 as filed with the SEC on November 21, 2012.

Comment 9. With a view toward clarified disclosure, please provide us your analysis of when your previous reporting obligation was automatically suspended per Section 15(d) of the Exchange Act.

Response 9. Risk Factors We revised disclosure in the second paragraph under subheading “Recent Developments” under Item 1. “Business Description” as follows:

As of March 31, 2010, the Company was not in compliance with Section 13(a) of the Exchange Act because the Company had failed to file its annual report for the year ended December 31, 2009. Subsequently, the Company failed to file its quarterly reports for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, its annual report for the year ended December 31, 2010, and its quarterly reports for the periods ended March 31, 2011 and June 30, 2011. The Company filed a Form 15 on July 27, 2011 to seek suspension of duty to file reports under Section 15(d) of the Exchange Act, which became effective on October 25, 2011. At the time the suspension of duty to file reports under Section 15(d) of the Exchange Act became effective, we were not in compliance with Section 13(a) of the Exchange Act, which requires every issuer of a security registered pursuant to Section 12 of the Exchange Act to file periodical and other reports with the SEC in accordance with the SEC’s rules and regulations and there can be no assurance that we will comply with Section 13(a) of the Exchange Act in the future. Our past failure to comply with Section 13(a) of the Exchange Act may have a material adverse affect on our stockholders by negatively impacting our stock price and the liquidity in the trading market for our shares, resulting in loss being incurred by our stockholders and potential liability by the Company. In the event that the Company fails again to comply with its reporting obligations under the Exchange Act, the SEC may revoke our registration and/or suspend trading in our shares of common stock.

Our failure to comply with the reporting obligations under Section 13(a) of the Exchange Act…

Comment 10. Please tell us why you were unable to comply with previous reporting requirements and what has changed since then that will permit compliance with your obligations. Also, please tell us which reports are delinquent, and provide us your analysis of the materiality of any potential liability caused by the delinquent reporting.

Response 10. We have expanded the disclosure in the subject risk factor as follows:

When we filed the Form 15 deregistering our common stock under Section 15(d) of the Exchange Act on July 27, 2011, we were not in compliance with Section 13(a) of the Exchange Act; there can be no assurance that we will be able to again remain in compliance with Section 13(a) of the Exchange Act in the future.  Our past and any future failure to comply with Section 13(a) of the Exchange Act may be expected to have a material adverse affect on our stock price and the value of our business because, as a result of such non-compliance, the SEC may determine to revoke or suspend the registration of our common stock under Section 12(g) of the Exchange Act.

When we filed a Form 12b-25 notifying the SEC of our inability to timely file an annual report on Form 10-K for the fiscal year ended December 31, 2009, we made a representation that the Form 10-K would be filed no later than April 15, 2010, the date that was the fifteenth calendar day following the prescribed due date for our Form 10-K. Subsequent to filing the Form 12b-25, we determined that due to the significant costs of operating as a public reporting company, the substantial time that being a public reporting time required of our management team and the availability of deregistration as an option in accordance with SEC rules, we determined that it would be in the best interest of our stockholders and our company at the time to deregister our common stock under Section 12(g) of the Exchange Act.  As a result, on July 27, 2011, we filed a Form 15 deregistering our common stock under Section 12(g) of the Exchange Act in reliance upon Rule 12g-4(a)(1) and Rule 12g-4(a)(2) without first filing our past due annual report on Form 10-K for the year ended December 31, 2009, our Form 10-Q for the quarter ended March 31, 2010, June 30, 2010 and September 30, 2010, our annual report for the year ended December 31, 2010, our quarterly report for the period ended March 31, 2011 and June 30, 2011. As a result, when we filed the Form 15 deregistering our common stock under Section 12(g) of the Exchange Act, we were not in compliance with Section 13(a) of the Exchange Act, which requires every issuer of a security registered pursuant to Section 12 of the Exchange Act to file periodical and other reports with the SEC in accordance with the SEC’s rules and regulations.  There can be no assurance that we will not fall out of compliance with Section 13(a) of the Exchange Act again in the future. However, in connection with filing this registration statement and our firm intention to file our annual report for the year ended December 31, 2012 as well subsequent reports under the Exchange Act, the Company has engaged a firm specialized in providing securities compliance service to assist the Company in remaining current with its reporting obligations under the Exchange Act.

Our past and any future failure to be in compliance with Section 13(a) of the Exchange Act may have a material adverse affect on our stock price and the value of our business because, as a result of such non-compliance, the SEC may determine to revoke or suspend the registration of our common stock under Section 12(g) of the Exchange Act.

State Blue Sky Registration

Comment 11. Please clarify what you mean by “commencement of new business operations.” Do you not intend to seek coverage until you enter a business other than the business related to the patent? What activities do you believe constitute “commencement” of that business? In this regard we note your reference to a “new business venture or business combination” in Item 3 and your reference to a business combination with an operating entity in Item 4.

Response 11. We have deleted the reference to new business operations in the risk factor “State Blue Sky Registration” as well as in Item 3 and Item 4.

Item 2. Management’s Discussion and Analysis of Financial Condition and Plan of Operation

Comment 12. Please revise to provide analysis that compares and contrasts the results of operations for the interim and annual periods presented in your filing. Refer Item 303 of Regulation S-K, as applicable to smaller reporting companies.

Response 12. We have included under subheading “Three and Nine Months Ended September 30, 2012, Compared To Three and Nine Months Ended September 30, 2011” and subheading “Year Ended December 31, 2011 Compared to Year Ended December 31, 2010” an analysis and discussion of our results of operations during the respective periods.

Plan of Operation

Comment 13. Given that this Form 10 is not a Securities Act registration statement related to an offering of securities, please tell us why you refer to “this offering” and the proceeds lasting at least 12 months. In this regard, please tell us the number of shares sold and the amount raised in your offering that you registered on Form S-1 in 2008.

Response 13. We have deleted the last sentence making reference to “this offering” and the proceeds lasting twelve months. We have added disclosure related to the number of shares sold and the amount raised in our offering on Form S-1 in 2008 as follows:

"In 2008, the Company completed a capital formation activity in accordance with a Registration Statement on Form S-1 submitted to the SEC to register and sell in a self-directed offering 2,000,000 shares of newly issued common stock at an offering price of $0.04 per share for proceeds of $80,000. The Company had incurred $20,000 of deferred offering costs related to this capital formation activity."

Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 14. Please clearly provide all information required by Regulation S-K Item 401. For example, it is unclear why your information regarding Mr. Zwebner does not include Progaming Platforms Corp or Adama Technologies Corporation. Likewise, it is unclear when Mr. Goore became a director and CEO given that footnote 1 to your Summary Compensation Table says that he became a director in February 2002 while Item 1 of your disclosure indicates that you were incorporated in 2008.

Response 14. We have revised and expanded disclosure regarding Mr. Zwebner’s bio to include his positions with other reporting companies during the past five years.

We have corrected the date of Mr. Goore’s appointment as CEO and a board member to February 2009 in footnote 1 under Item 5 “Directors, Executive Officers, Promoters and Control Persons”.

Comment 15. Please discuss briefly and clearly the specific experience, qualifications, attributes or skills that led to the conclusion that each person named in this section should serve as a director for the registrant in light of the registrant’s business and structure.

Response 15. We have included disclosure in response to this comment as follows: The persons who serve as members of the Company's board of directors have many years of experience in business management and finance but do not have any significant experience in the technical, engineering, patent development, or related fields.

Chief Scientific Advisor

As a result of the limited technical experience of the Company's board of directors and executive officers, the Company has engaged the services of Gennady Nickelshpur as chief scientific advisor. Mr. Nickelshpur's services agreement and CV are attached as exhibit 10.3 to this registration statement. Mr. Nickelshpur holds a Masters Degree in Mechanical Engineering from the Institute of Railway Engineering, Gomel, Russia, has been Chief Engineer for S. V. SE. Ltd, Raanana, Israel from 1999 to 2006 prior to which he served as Project Engineer involved in the patent development, patent protection and managing patent application processes. From 2007 to 2008, Mr. Nickelshpur was employed at the patent law firm of Ehrlich & Fenster, Mr. Nickelshpur has specialized knowledge of hydraulic and pneumatic engineering.

The Company intends to seek additional qualified personnel to support Mr. Nickelshpur as he pursues efforts to complete the prototype and thereafter commercially exploit the Company's Patented Device. The Company's plan includes forming a scientific advisory board composed of Mr. Nickelshpur and other specialists when and if its resources will permit.

Item 6. Executive Compensation

Comment 16. Please tell us why your disclosure regarding Mr. Zwebner’s 2009 compensation does not include the restricted stock mentioned in your Form 8-K filed October 15, 2009.

Response 16. We have revised and expanded disclosure in Item 6. “Executive Compensation” to reflect the restricted stock compensation received by Mr. Zwebner in 2009 and 2010. We have also expanded footnote 1 accordingly.

Item 7. Certain Relationships and related party transactions and director independence

Comment 17. Please note that the $120,000 threshold that you cite is inapplicable to this filing. See Regulation S-K Item 404(d)(1). Please provide all disclosure regarding transactions required by Item 404. We note for example the capital raised from affiliates as mentioned in your risk factors and financial statements.

Response 17. We have added disclosure concerning related party transactions during the most recent two fiscal years under the subheading “Related Party Common Stock Transactions During the Most Recent Two Fiscal Years” and “Related Party Debt Transactions During the Most Recent Two Fiscal Years”

Item 10. Recent Sales of Unregistered Securities

Comment 18. Please provide all disclosure required by Regulation S-K Item 701, including the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available. Also, please tell us how the information in this section is consistent with your disclosure of the number of currently outstanding securities and the number of securities outstanding as reported in the Form 10-Q you last filed.

Response 18. We have included a table with all recent sales of unregistered securities during the most recent three fiscal years. We have expanded disclosure to include the issuance of a convertible note in 2011.

Comment 19. Please tell us why you have not discussed in this Item the convertible notes issued in 2011 as described in Note 4 to your financial statements.

Response 19. We have included the convertible note issued in 2011 under Item 10.

Capital Stock

Comment 20. Please provide the disclosure required by Regulation S-K Item 201(a)(2).

Response 20. We have expended disclosure as required pursuant Regulation S-K item 201(a)(20 as follows:

(a) As of September 30, 2012, there were no shares of common stock subject to outstanding options and warrants. As of September 30, 2012, the Company's balance of convertible notes was $40,000 and $27,800, which balance can be converted into 6,780,000 shares of common stock after June 30, 2013.

(b) As of September 30, 2012, all 15,829,450 issued and outstanding shares of common stock can be sold pursuant to Section 144 of the Act. At present, there is no agreement in between the Company and any security holders pursuant to which the Company has agreed to register shares under the Act for sale by such security holders.

(c) At present, the Company has no intention offer any shares to the public in an offering that could have a material effect on the market price of the Company's common equity.

Provisions Having a Possible Anti-Takeover Effect

Comment 21. Please describe the provisions that you mention in this paragraph.

Response 21. We have revised and expanded the discussion about Anti-Takeover Effects as follows:

Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to change our management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management.

Furthermore, our board of directors may implement certain additional measures that would discourage a takeover of our Company. These could include one or a combination of the following, among others:

- adoption of a stockholder rights plan, commonly called a poison pill.

- amending our bylaws, or proposing that our stockholders to amend our Certificate of Incorporation or bylaws or adopt amendments to our Certificate of Incorporation, with respect to the following:

     (a) increasing the vote required by our stockholders to amend our Certificate of Incorporation or bylaws or to remove directors, or

     (b) increasing the vote required by our stockholders to consummate a business combination if our board of directors does not recommend it.

Our board is authorized to adopt, alter, amend and repeal our bylaws or to adopt new bylaws without approval of our stockholders. It can amend our Certificate of Incorporation to create the type of preferred stock that is used for a poison pill. It can also amend the terms of any preferred stock without the approval of holders of the common stock. Other amendments to our Certificate of Incorporation cannot be adopted unless our stockholders approve them.

Item 13. Financial Statements and Supplementary Data

Comment 22. We see that in October 2012, you implemented a one-for-one hundred reverse stock split. Please revise to retro-actively restate share data for all interim and annual periods presented in your financial statements and related disclosures. Refer to SAB Topic 4C.

Response 22. We have revised to retro-actively restate share data for all interim and annual periods presented in our financial statements and related disclosures.

Report of Independent Registered Public Accounting Firm

Comment 23. We refer to the second sentence of the first paragraph of the audit report. Please have your auditor tell us how his assertion that the financial statements are the responsibility of the directors is consistent with the standard form of an audit report which indicates that the financial statements are the responsibility of management. Refer to AU Section 508.

Response 23. We have corrected the error and revised that the financial statements are the responsibility of management.

Interim Unaudited Financial Statements for the three and nine months ended September 30, 2012

Comment 24. We note that some of the footnotes to the unaudited interim financial statements are as of June 30, 2012 rather than as of September 30, 2012. Please update all applicable footnote disclosures to the close of quarter ended September 30, 2012.

Response 24. We have corrected the errors in the footnotes to the interim financial statements to reflect that the financial statements are as of September 30, 2012.

Balance Sheets as of September 30, 2012 and 2011

Comment 25. Please delete the label “audited” from the balance sheet as of December 31, 2011. Alternatively, you may disclose that the year-end balance sheet was derived from the audited financial statements.

Response 25. We have deleted the “audited” label from the column in the balance sheet as of December 31, 2011 of the interim financial statements.

Statement of Changes in Stockholders’ Equity (Deficit)

Comment 26. Please retroactively restate all periods for the impact of the stock split. Also, tell us why there are two end points on the statement labeled “Balance - December 31, 2011.”

Response 26. We have revised the numbers in the Statement of Changes in Stockholders’ Equity (Deficit) to reflect impact the reverse stock split and relabeled to “Balance – September 30, 2012”

Note 4 – Convertible Notes Payable

Comment 27. Please revise this note to fully describe and discuss the $27,800 issuance of convertible notes disclosed in your statement of cash flows and statement of changes in stockholders’ equity (deficit).

Response 27. We have revised the footnote 4 to fully reflect and discuss the six convertible notes issued in July and September 2012.

Comment 28. We see that the $40,000 convertible promissory note was scheduled to mature on September 12, 2012. Please update the filing to disclose whether the note was extended or extinguished and the terms of the transaction.

Response 28. The terms of the $40,000 convertible note were amended to: (i) extend the maturity date of the note to December 31, 2013; (ii) provide that the note cannot be converted until on or after June 30, 3013; and (iii) provide for a conversion price of $.01 per share.

Exhibits

Comment 29. Please tell us why you have not filed the agreement by which you acquired the patent that you mention in this filing, the convertible note that you mention in Item 2, or the September 2011 amendment to your Certificate of Incorporation that you mention in Note 5 to your September 30, 2012 financial statements.

Response 29. We have filed as exhibits to the amended Form 10/A each of the referenced documents above.

Exhibit 23

Comment 30. We note that the consent provided by your independent accountants incorrectly refers to their report dated November 21, 2012. In the event that a consent from your independent accountants is provided with any future amendments to the Form 10, please include the correct report date of November 16, 2012.

Response 30. We have corrected this error and included the correct date of November 16, 2012 in the consent form.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company’s disclosure, the Company an its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in this amendment to its Form 10 filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted:

/s/ Ori Goore

Ori Goore, CEO